July 23, 2019

Vivid Sehgal
Chief Financial Officer
Delphi Technologies PLC
One Angel Court, 10th Floor
London, EC2R 7HJ

       Re: Delphi Technologies PLC
           Form 10-K for the Year Ended December 31, 2018
           File No. 001-38110

Dear Mr. Sehgal:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure